SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F  ☐  Form 40-F  ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes  ☐   No  ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 5, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications Inc. increases guidance and dividend based on continued positive third quarter results.
Calgary, Alberta (June 30, 2006) – Shaw Communications Inc. today announced net income of $126.4 million or $0.58 per share for the third quarter ended May 31, 2006 compared to net income of $32.8 million or $0.14 per share for the same quarter last year. Net income for the first nine months of the year was $247.9 million or $1.14 per share, up from $83.3 million or $0.36 per share last year.
Net income in the current and comparable three and nine month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included tax recoveries in the first and third quarters of 2006 related to reductions in enacted income tax rates, a gain on the sale of a portfolio investment in the third quarter of 2006, as well as amounts in the comparable periods related to the retroactive adoption of a Canadian accounting standard. Excluding these non-operating items, net income for the three and nine month periods ended May 31, 2006 would have been $63.9 million and $152.1 million compared to net income of $34.6 million and $73.9 million in the comparable periods.1
Commenting on the results, Jim Shaw, Chief Executive Officer of Shaw said, “We’re expanding our Digital Phone footprint and growing our customer base, improving service levels, and enhancing our product offerings to drive strong revenue and operating income growth. This focus has delivered another solid quarter of financial results for our shareholders.”
Consolidated service revenue of $626.7 million and $1.8 billion for the three and nine month periods, respectively, increased 11.9% and 11.0% over the comparable periods last year. Total service operating income before amortization2 of $279.5 million and $802.8 million improved by 10.5% and 9.8%, respectively, over the comparable periods.
Digital Phone lines increased 50,294 for the quarter for a total of 168,963 Digital Phone lines at May 31. Customer gains were also posted across all other products. Internet and Digital increased by 21,654 and 14,733 subscribers respectively. Basic cable increased 2,248 and DTH added 4,283 subscribers. On a year-to-date basis customer gains in all products exceeded growth in the prior year: Internet and Digital added 112,674 and 61,623 subscribers, respectively, while basic cable increased 38,515 and DTH was up a total of 21,325.

Jim Shaw remarked: “Strong customer growth this quarter and year-to-date, particularly in Digital Phone and Internet, is a measure of our consistent delivery of exceptional service, value and reliability to our customers as well as the strength of the markets in which we operate. We believe that our focus on customer satisfaction will continue to differentiate us in the competitive triple-play market.”
Funds flow from operations3 increased to $221.1 million and $626.6 million for the quarter and year-to-date compared to $190.1 million and $537.0 million for the same periods last year.
Free cash flow2 for the quarter and year-to-date were $96.5 million and $210.6 million compared to $89.3 million and $195.6 million for the same periods last year. Growth in service operating income before amortization and reduced interest expense, partially offset by higher capital expenditures, contributed to the improvements.
During the quarter, Shaw expanded Digital Phone coverage outside the Vancouver core area, into North and West Vancouver, Richmond and Whiterock, as well as Fort McMurray and the surrounding areas of both Calgary and Edmonton, including Airdrie, Cochrane, High River, Okotoks, St. Albert and Sherwood Park. The service was most recently rolled-out in Strathmore. Digital Phone service is now available to over 55% of homes passed. Digital Phone customers are completing on average over 2.7 million calls each day over Shaw’s reliable, private broadband network.
Cable division service revenue increased 13.7% for the quarter to $461.1 million and 12.8% on a year-to-date basis to $1.3 billion primarily as a result of customer growth and rate increases. Service operating income before amortization for the three and nine month periods increased 7.8% and 7.3% to $219.8 million and $640.7 million, respectively.
Satellite division’s service revenue increased 7.3% for the quarter to $165.6 million and 6.2% on a year-to-date basis to $486.1 million primarily due to rate increases and customer growth in DTH. Service operating income before amortization for the quarter increased by 22.0% to $59.8 million and by 20.7% to $162.1 million on a year-to-date basis. The improvement was largely due to growth in DTH revenues and reduced costs.
On May 9, 2006 the Company closed a $300 million offering of 6.15% senior notes due May 9, 2016. The net proceeds were used for debt repayment. In early June the Company amended its existing credit facility to extend the maturity date from April, 2009 to May, 2011 and implement new pricing terms effective May, 2007. Covenants and other material terms remain largely unchanged. On June 15, 2006 the Company announced its intention to redeem all of its outstanding Cdn. $150.0 million 8.875% Canadian Originated Preferred Securities. The redemption date is July 17, 2006.
Mr. Shaw announced revisions to guidance: “Based on the strength of this quarter and the current outlook for the fourth quarter, we now estimate that service operating income before amortization for fiscal 2006 will exceed $1.06 billion and that fiscal 2006 free cash flow will be in excess of $240 million. This represents an improvement in free cash flow of over $30 million from our previous guidance.”

“In fiscal 2007 we are planning to increase capital spending to continue our roll-out of Digital Phone and fund ongoing upgrades to support growth and the delivery of the next generation of services for our customers. As well, we will continue the projects related to facilities expansion and a new customer management and billing system. Our preliminary view calls for capital investment to range from $600 – $630 million. Consistent with last year, we plan to provide specific guidance on service operating income before amortization and free cash flow when we release our 2006 year-end results. In fiscal 2007, we plan to use free cash flow to pay dividends, repurchase shares and reduce debt. Our current view is that at least 25% of fiscal 2007 free cash flow will be used for debt reduction. Today our Board of Directors has increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.06 per share which represents an increase of 11%. The equivalent annual dividend rate will be $0.595 per Class A Participating Share and $0.60 per Class B Non-Voting Participating Share, payable in monthly installments commencing September 29, 2006.”
In closing, Mr. Shaw noted: “We remain focused on the deployment of Digital Phone and driving growth through new product enhancements, bundled offers, and the delivery of exceptional customer service. These strategies have strengthened our financial position and built value for our shareholders.”
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See reconciliation of Net Income in Consolidated Overview in MD&A

2	See definitions under Key Performance Drivers in MD&A.

3	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ REPORT
THIRD QUARTER ENDING MAY 31, 2006
To Our Shareholders:
Service revenue for the three and nine months ended May 31, 2006 improved 11.9% and 11.0%, respectively, over the comparable periods. Consolidated service operating income before amortization1 was up 10.5% and 9.8%, respectively. Free cash flow1 for the quarter and year-to-date was $96.5 million and $210.6 million compared to $89.3 million and $195.6 million for the same periods last year.
Throughout this quarter, we continued to expand our Digital Phone service, grow our customer base, improve our service levels, and enhance our product offerings. Digital Phone lines increased 50,294 during the quarter for a total of 168,963 Digital Phone lines as at May 31. Customer gains were posted on all other product lines with Internet and Digital subscribers adding 21,654 and 14,733 subscribers, respectively. Basic cable increased 2,248 and DTH added 4,283 subscribers. On a year-to-date basis all products exceeded growth in the prior year: Internet and Digital subscribers were up 112,674 and 61,623, respectively, while basic cable increased 38,515 and DTH was up a total of 21,325.
During the quarter, we expanded our Digital Phone coverage outside the Vancouver core area, into North Vancouver, West Vancouver, Richmond and Whiterock, as well as Fort McMurray and the surrounding areas of both Calgary and Edmonton, including Airdrie, Cochrane, High River, Okotoks, St. Albert and Sherwood Park. We most recently expanded the service to include Strathmore. The service is now available to over 55% of homes passed and our managed broadband network is now completing on average over 2.7 million calls each day. We plan to continue the roll-outs throughout the remainder of fiscal 2006 and 2007 and by the end of fiscal 2007 plan to have the service available to over 80% of our homes passed. As a primary home line, Shaw Digital Phone offers unlimited local and long distance calling within Canada and the U.S. We enhanced our Digital Phone service in the quarter to include 1,000 international long distance minutes per month to some of the most popular destinations in Asia Pacific, Europe and the U.K. Our customers are receiving a high quality, fully featured phone service supported around the clock by our dedicated team.
We also enhanced our video on demand product offerings with the addition of content from Warner Bros. International and Eurocinema. Shaw Digital customers now have access to Warner Bros. extensive movie library including some of today’s most popular hit titles. Through Eurocinema, Shaw brings the world of foreign cinema to our customers with award-winning films that have never been seen before in Canada.
We recently announced the acquisition of two small cable systems that complement our existing cable properties in British Columbia. The acquisitions provide synergies with existing operations and represent growing markets. Both transactions are expected to close before August 31, 2006.

Shaw Communications Inc.
During the quarter we closed a $300 million offering of 6.15% senior notes due May 9, 2016. The net proceeds were used to repay existing bank indebtedness. In June, we amended our existing credit facility to extend the maturity date from April, 2009 to May, 2011 and implement new pricing terms effective May, 2007. Recently, we also announced our intention to redeem all of our outstanding Cdn. $150.0 million 8.875% Canadian Originated Preferred Securities. The redemption date is July 17, 2006.
We remain committed to the deployment of Digital Phone, driving growth through new product enhancements and bundled offers, along with the delivery of outstanding customer service and believe that these strategies will continue to increase shareholder value.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2006
June 21, 2006
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2005 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
This report includes various schedules and reconciliations. Figures for 2005 reporting periods may have been restated. Details of the restatement are included in the section “Adoption of recent Canadian accounting pronouncements” included in this report.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2006
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn except per share amounts)	2006	2005	%	2006	2005	%

Operations:
Service revenue	626,654	559,883	11.9	1,827,396	1,646,852	11.0
Service operating income before amortization (1)	279,544	252,899	10.5	802,790	731,234	9.8
Funds flow from operations (2)	221,099	190,144	16.3	626,580	537,017	16.7
Net income	126,410	32,836	285.0	247,881	83,262	197.7
Per share data:
Earnings per share – basic and diluted	$0.58	$0.14		$1.14	$0.36
Weighted average participating shares outstanding during period (000’s)	217,625	228,680		218,093	230,214

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2006	2006	2005	2006	2005

Subscriber statistics:
Basic cable customers	2,181,476	2,248	1,338	38,515	16,740
Digital customers	660,107	14,733	9,764	61,623	46,782
Internet customers (including pending installs)	1,280,737	21,654	27,034	112,674	107,321
DTH customers	865,987	4,283	6,252	21,325	7,999
Digital phone lines (including pending installs)	168,963	50,294	18,938	112,400	22,450

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	Shaw continued to expand the footprint of Digital Phone outside the Vancouver core area, into North Vancouver, West Vancouver, Richmond and Whiterock, as well as Fort McMurray and the surrounding areas of both Calgary and Edmonton, including Airdrie, Cochrane, High River, Okotoks, St. Albert and Sherwood Park. The service was most recently rolled-out to Strathmore. During the quarter the Company added 50,294 Digital Phone lines and at May 31, 2006, the number of Digital Phone lines, including pending installations, was 168,963.

•	The Company attained customer growth across all business lines in the third quarter. Internet and Digital subscribers were up 1.7% and 2.3%, respectively, and Basic cable and DTH each posted modest increases. Internet penetration of basic is now at 58.7% up from 54.5% at August 31, 2005.

•	During the quarter the Company closed a $300 million offering of 6.15% senior notes due May 9, 2016. The net proceeds were used to repay existing bank indebtedness. On June 15, 2006 the Company announced its intention to redeem all of its outstanding Cdn. $150.0 million 8.875% Canadian Originated Preferred Securities. The redemption date is July 17, 2006.

•	Consolidated free cash flow[1] of $96.5 million for the quarter and $210.6 million year-to-date improved $7.3 million and $15.0 million over the same periods last year. Free cash flow in the quarter was used to repay debt and pay dividends.
Consolidated Overview
Consolidated service revenue increased to $626.7 million and $1.8 billion for the three and nine month periods, respectively, up 11.9% and 11.0% over the same periods last year. These improvements were primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three and nine month periods increased by 10.5% and 9.8% over the comparable periods to $279.5 million and $802.8 million. The improvement over the comparative periods was primarily due to overall revenue growth and reduced costs in the satellite division. These improvements were partially offset by increased costs in the cable division, including expenditures incurred to support continued growth, deliver high quality customer service and to launch Digital Phone in new markets.
Net income was $126.4 million and $247.9 million for the three and nine months ended May 31, 2006, respectively, compared to $32.8 million and $83.3 million for the same periods last year. A number of significant non-operating items affected net income in each of the periods: During the first and third quarters of fiscal 2006, the Company recorded future tax recoveries related to a reduction in corporate income tax rates which contributed $31.4 million and $23.4 million, respectively, to net income. Also, during the third quarter of fiscal 2006 the Company reported a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. Effective September 1, 2005 the Company retroactively adopted the amended Canadian Standard, Financial Instruments — Disclosure and Presentation, which classifies the Company’s

[1]	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan as debt instead of equity and treats the entitlements thereon as interest instead of dividends. The restatement of the comparative periods resulted in a decrease to previously reported net income of $10.4 million and $10.9 million, respectively, for the three and nine months ended May 31, 2005. The components making up the change for the three month period ended May 31, 2005 included an increase in the previously reported foreign exchange loss on unhedged long term debt of $4.2 million, and increased interest expense of $10.7 million, partially offset by decreased taxes of $4.6 million. The components making up the change for the nine month period ended May 31, 2005 included an increase in interest expense of $38.1 million and debt retirement costs of $6.3 million partially offset by an increase in the foreign exchange gain on unhedged long-term debt of $21.7 million and decreased taxes of $12.0 million. Outlined below are further details on these and other operating and non-operating components of net income for each quarter and nine month period. The fiscal 2006 tax recoveries related to reductions in corporate income tax rates recorded in the first and third quarters have been reflected as non-operating.

	Nine months ended			Nine months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2006	of interest	operating	May 31, 2005	of interest	operating

Operating income	427,198			321,607
Interest on long-term debt	(191,582)			(199,987)

Operating income after interest	235,616	235,616	—	121,620	121,620	—
Gain on sale of investments	47,135	—	47,135	1,138	—	1,138
Write-down of investments	(374)	—	(374)	(1,937)	—	(1,937)
Debt retirement costs	(8,123)	—	(8,123)	(6,311)	—	(6,311)
Foreign exchange gain on unhedged long-term debt	5,360	—	5,360	25,073	—	25,073
Fair value loss on foreign currency forward contracts	(360)	—	(360)	(14,531)	—	(14,531)
Other gains	5,644	—	5,644	5,062	—	5,062

Income before income taxes	284,898	235,616	49,282	130,114	121,620	8,494
Income tax expense (recovery)	36,824	83,496	(46,672)	46,435	47,728	(1,293)

Income before following	248,074	152,120	95,954	83,679	73,892	9,787
Equity loss on investees	(193)	—	(193)	(417)	—	(417)

Net income	247,881	152,120	95,761	83,262	73,892	9,370

Shaw Communications Inc.

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2006	of interest	operating	May 31, 2005	of interest	operating

Operating income	160,147			120,789
Interest on long-term debt	(63,756)			(64,370)

Operating income after interest	96,391	96,391	—	56,419	56,419	—
Gain on sale of investments	45,445	—	45,445	159	—	159
Write-down of investments	—	—	—	—	—	—
Debt retirement costs	—	—	—	—	—	—
Foreign exchange gain (loss) on unhedged long-term debt	1,008	—	1,008	(5,043)	—	(5,043)
Fair value gain on a foreign currency forward contract	—	—	—	1,518	—	1,518
Other gains	1,322	—	1,322	2,227	—	2,227

Income (loss) before income taxes	144,166	96,391	47,775	55,280	56,419	(1,139)
Income tax expense (recovery)	17,711	32,525	(14,814)	22,305	21,842	463

Income (loss) before following	126,455	63,866	62,589	32,975	34,577	(1,602)
Equity loss on investees	(45)	—	(45)	(139)	—	(139)

Net income (loss)	126,410	63,866	62,544	32,836	34,577	(1,741)

The changes in net income are outlined in the table below. The fluctuations in net other costs and revenue are mainly due to the gain realized on the sale of a portfolio investment in the current quarter. The impact of the foregoing and other changes to net income are outlined as follows:

	Increase of May 31, 2006
	net income compared to:
	Three months ended		Nine months ended
($millions Cdn)	February 28, 2006	May 31, 2005	May 31, 2005

Increased service operating income before amortization	11.6	26.6	71.6
Decreased amortization	6.6	12.7	34.0
Decreased interest expense	0.6	0.6	8.4
Change in net other costs and revenue(1)	53.4	49.1	41.0
Decreased income taxes	8.4	4.6	9.6

	80.6	93.6	164.6

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investments, foreign exchange gain (loss) on unhedged long-term debt, fair value gain (loss) on foreign currency forward contracts, debt retirement costs, other gains and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.58 and $1.14 for the quarter and nine months respectively, which represents a $0.44 and $0.78 improvement over the same periods last year. The improvement in the current quarter was due to higher net income of $93.6 million which included a $26.6 million increase in service operating income before amortization, and reduced amortization of $12.7 million. Decreased income taxes in the quarter of $4.6 million included the impact of a future tax recovery related to a reduction in corporate income tax rates of $23.4 million and the change in other costs and revenue of $49.1 million included a gain of $45.3 million on the sale of a portfolio investment in the current quarter. On a year-to-date basis, the improvement was due to increased net income of $164.6 million resulting mainly from increased service operating income before amortization of $71.6 million and decreased amortization and interest of $34.0 and $8.4 million, respectively. Other costs and revenue included the gain of $45.3 million on the sale of a

Shaw Communications Inc.
portfolio investment, and income taxes were lower by $9.6 million, benefiting from the $54.8 million in tax recoveries recorded in the first and third quarters.
Net income in the current quarter increased $80.6 million over the second quarter of fiscal 2006 benefiting from a gain of $45.3 million realized on the sale of a portfolio investment as well as a $23.4 million tax recovery related to a reduction in corporate income tax rates. Improved service operating income before amortization contributed an additional $11.6 million, primarily due to customer growth, and amortization was lower by $6.6 million.
Funds flow from operations was $221.1 million in the third quarter compared to $190.1 million in the comparable quarter, and on a year-to-date basis was $626.6 million compared to $537.0 million in 2005. The growth over the respective quarterly and year-to-date comparative periods was principally due to increased service operating income before amortization of $26.6 million and $71.6 million, respectively, and reduced interest expense of $0.6 million and $8.4 million, respectively.
Consolidated free cash flow for the quarter of $96.5 million improved $7.3 million over the comparable quarter. The increase in the quarter was due to increased service operating income before amortization partially offset by increased capital expenditures. The Cable division generated $67.3 million of free cash flow for the quarter, compared to $68.4 million in the comparable quarter. The Satellite division achieved free cash flow of $29.3 million for the quarter compared to free cash flow of $20.9 million in the same quarter last year.
The Company has announced revisions to Fiscal 2006 guidance and now estimates service operating income before amortization for fiscal 2006 will exceed $1.06 billion and free cash flow will be in excess of $240.0 million.
In fiscal 2007 the Company is planning to increase capital spending to continue the roll-out of Digital Phone and fund on-going upgrades to support growth and the delivery of the next generation of services for its customers. Shaw will also continue the projects related to facilities expansion and a new customer management and billing system. The Company’s preliminary view calls for capital investment to range from $600 – $630 million. Consistent with last year, the Company plans to provide specific guidance on service operating income before amortization and free cash flow with the release of the 2006 year-end results. In fiscal 2007, the Company plans to use free cash flow to pay dividends, repurchase shares and reduce debt. The current view is that at least 25% of free cash flow will be used for debt reduction Today, the Company’s Board of Directors has increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.06 per share. The equivalent annual dividend rate will be $0.595 per Class A Participating Share and $0.60 per Class B Non-Voting Participating Share, payable in monthly installments commencing September 29, 2006.
On May 9, 2006 the Company closed a $300 million offering of 6.15% senior notes due May 9, 2016. The net proceeds were used for debt repayment. In early June the Company amended its existing credit facility to extend the maturity date from April, 2009 to May, 2011 and implement new pricing terms effective May, 2007. Covenants and other material terms remain largely unchanged. On June 15, 2006 the Company announced its intention to redeem all of its

Shaw Communications Inc.
outstanding Cdn. $150.0 million 8.875% Canadian Originated Preferred Securities. The redemption date is July 17, 2006.
During the quarter, Shaw did not purchase any of its Class B Non-Voting Shares for cancellation. During the nine months ended May 31, 2006 the Company repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation for $58.0 million ($24.56 per share) and subsequent to the end of the quarter the Company repurchased an additional 454,900 Class B Non-Voting shares for cancellation for $13.9 million ($30.55 per share). Repurchases, on a year-to date basis, of 2,814,900 Class B Non-Voting shares represent approximately 1.3% of the Class B Non-Voting Shares outstanding at August 31, 2005.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
($000’s Cdn)	2006	2005	2006	2005

Cable free cash flow (1)	67,250	68,395	158,704	162,606
Combined satellite free cash flow (1)	29,285	20,882	51,889	32,971

Consolidated	96,535	89,277	210,593	195,577

(1)	The reconciliation of free flow for both cable and satellite is provided in the following segmented analysis.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Service revenue (third party)	461,075	405,619	13.7	1,341,331	1,189,224	12.8

Service operating income before amortization (1)	219,766	203,903	7.8	640,664	596,873	7.3
Less:
Interest	52,689	53,540	(1.6)	158,803	167,857	(5.4)
Cash taxes on net income	1,035	1,818	(43.1)	3,118	5,041	(38.1)

Cash flow before the following:	166,042	148,545	11.8	478,743	423,975	12.9

Capital expenditures and equipment costs (net):
New housing development	19,448	22,885	(15.0)	61,031	61,085	(0.1)
Success based	20,742	12,216	70.0	68,535	45,061	52.1
Upgrades and enhancement	36,038	28,621	25.9	133,135	109,179	21.9
Replacement	7,930	9,279	(14.5)	30,105	22,181	35.7
Buildings/other	14,634	7,149	104.7	27,233	23,863	14.1

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	98,792	80,150	23.3	320,039	261,369	22.4

Free cash flow (1)	67,250	68,395	(1.7)	158,704	162,606	(2.4)

Operating margin	47.7%	50.3%	(2.6)	47.8%	50.2%	(2.4)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	Shaw continued to expand the footprint of Digital Phone outside the Vancouver core area, into North Vancouver, West Vancouver, Richmond and Whiterock, as well as Fort McMurray and the surrounding areas of both Calgary and Edmonton, including Airdrie, Cochrane, High River, Okotoks, St. Albert and Sherwood Park. During the quarter the Company added 50,294 Digital Phone lines and at May 31, 2006, the number of Digital Phone lines, including pending installations, was 168,963.

•	Customer gains were posted on all product lines with Internet and Digital subscribers adding 21,654 and 14,733 subscribers, respectively. Basic cable increased 2,248. On a year-to-date basis Internet and Digital subscribers were up 112,674 and 61,623, respectively, while Basic cable increased 38,515. Internet penetration of basic is now at 58.7% up from 54.5% at August 31, 2005.

•	Quarterly free cash flow of $67.3 million compares to $68.4 million in the same quarter last year.
Cable service revenue grew 13.7% and 12.8% over the comparable quarter and nine-month period last year to $461.1 million and $1.3 billion, respectively. The increases were primarily driven by customer growth and rate increases. Service operating income before amortization increased 7.8% and 7.3% for each of the comparable three and nine-month periods, respectively, to $219.8 million and $640.7 million. The investment in people and services to support ongoing service and product enhancements, as well as increased advertising and maintenance related service costs for software and equipment contributed to this reduced pace of growth.

Shaw Communications Inc.
Service revenue improved $11.9 million or 2.6% over the second quarter of fiscal 2006 as a result of customer growth and rate increases. Service operating income before amortization increased $6.4 million or 3.0% over this same period.
During the quarter, Shaw expanded its Digital Phone footprint outside the Vancouver core area, into North Vancouver, West Vancouver, Richmond and Whiterock, as well as Fort McMurray and the surrounding areas of both Calgary and Edmonton, including Airdrie, Cochrane, High River, Okotoks, St. Albert and Sherwood Park. The service is available to over 55% of homes passed and the Company’s managed broadband network is now completing over 2.6 million calls daily. The Company plans to continue the roll-outs throughout the remainder of fiscal 2006 and 2007 when it plans to have the service available to over 80% of homes passed.
Enhancements to video on demand product offerings occurred in the quarter with the addition of content from Warner Bros International and Eurocinema. Shaw Digital customers now have access to Warner Bros extensive movie library including some of today’s most popular hit titles. Through Eurocinema, Shaw brings the world of foreign cinema to its customers who will have access to feature works by legendary directors that have never been seen before in Canada. The Digital Phone service was enhanced in the quarter to include 1,000 international long distance minutes per month to some of the most popular destinations in Asia Pacific, Europe and the U.K. As a primary home line, Shaw Digital Phone offers unlimited local and long distance calling within Canada and the U.S. as well as the most popular calling features, such as Voicemail and Call Waiting.
Total capital spending increased $18.6 million and $58.7 million over the comparable three and nine month periods, respectively. The increase in success based spending for the three and nine month periods of $8.5 million and $23.5 million, respectively, was mainly due to Digital Phone line additions. Shaw invested $12.3 million in the third quarter of 2006 on Digital Phone compared to $12.5 million in the same quarter last year. Total spending to date on Digital Phone is now $128.1 million.
Spending in the upgrade and enhancement, and replacement categories was up a combined $6.1 million and $31.9 million, respectively, over the comparable three and nine months periods due to network upgrade projects to support digital phone and internet growth. The year-to-date period also included increased purchases related to new vehicles and spending on office equipment to support call centre expansions. Spending in new housing development decreased $3.4 million over the comparable quarter mainly due to lower capitalization of labour costs to this category in the current period, and on a year-to-date basis was consistent with the prior year. Spending in Buildings and Other was up a combined $7.5 million and $3.4 million, respectively, over the comparable three and nine months periods primarily due to increased facilities projects in the current quarter.

Shaw Communications Inc.
SUBSCRIBER STATISTICS

			May 31, 2006
			Three months ended		Nine months ended
				Change		Change
	May 31, 2006	August 31, 2005	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,181,476	2,142,961	2,248	0.1	38,515	1.8
Penetration as % of homes passed	65.9%	66.1%
Digital terminals	835,136	739,725	25,209	3.1	95,411	12.9
Digital customers	660,107	598,484	14,733	2.3	61,623	10.3

INTERNET:
Connected and scheduled	1,280,737	1,168,063	21,654	1.7	112,674	9.6
Penetration as % of basic	58.7%	54.5%
Standalone Internet not included in basic cable	154,609	135,580	3,375	2.2	19,029	14.0

DIGITAL PHONE:
Number of lines(1)	168,963	56,563	50,294	42.4	112,400	198.7

(1)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended May 31,		Nine months ended May 31,
Churn(2)	2006	2005	2006	2005

Digital customers	3.6%	4.0%	10.4%	10.8%
Internet customers	4.1%	4.1%	10.3%	10.8%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
The cable division gained customers across all product lines in the quarter. Basic cable increased 2,248 in the quarter compared to 1,338 in the same quarter last year. On a year-to-date basis, basic cable subscribers increased 38,515 compared to 16,740 last year. Digital customer growth for the quarter and year-to-date was 14,733 and 61,623, respectively, compared to 9,764 and 46,782 for the same periods last year. Internet customers increased by 21,654 during the third quarter compared to 27,034 in the same quarter last year. On a year-to-date basis the growth in internet customers of 112,674 is up over the gain of 107,321 last year. Shaw continues to increase its industry-leading penetration of Internet to 58.7% of basic, up from 54.5% at August 31, 2005. Digital Phone lines increased 50,294 during the quarter and as at May 31, 2006, Shaw had 168,963 Digital Phone lines. Of those customers with the Shaw Digital phone service, over 95% had more than one other Shaw service.
The Company recently announced the acquisition of two small cable systems that complement existing cable properties in British Columbia. The acquisitions provide synergies with existing operations and represent growing markets. Both transactions are expected to close before August 31, 2006.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Service revenue (third party)
DTH (Star Choice)	144,998	133,922	8.3	424,155	397,761	6.6
Satellite Services	20,581	20,342	1.2	61,910	59,867	3.4

	165,579	154,264	7.3	486,065	457,628	6.2

Service operating income before amortization (1)
DTH (Star Choice)	48,838	38,328	27.4	129,063	103,229	25.0
Satellite Services	10,940	10,668	2.5	33,063	31,132	6.2

	59,778	48,996	22.0	162,126	134,361	20.7
Less:
Interest (2)	10,706	10,408	2.9	31,692	31,336	1.1
Cash taxes on net income	35	77	(54.5)	166	248	(33.1)

Cash flow before the following:	49,037	38,511	27.3	130,268	102,777	26.7

Capital expenditures and equipment costs (net):
Success based (3)	15,878	16,975	(6.5)	65,508	59,412	10.3
Transponders and other	3,874	654	492.4	12,871	10,394	23.8

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	19,752	17,629	12.0	78,379	69,806	12.3

Free cash flow (1)	29,285	20,882	40.2	51,889	32,971	57.4

Operating Margin	36.1%	31.8%	4.3	33.3%	29.4%	3.9

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter was $29.3 million, an improvement of $8.4 million over the same quarter last year. For the nine month period free cash flow of $51.9 million represents an improvement of $18.9 million for the same period last year.

•	Star Choice added 4,283 customers this quarter compared to an increase of 6,252 in the comparative period, and has added 21,325 customers on a year-to-date basis compared to an increase of 7,999 in the comparative period. Subscriber growth on a year to date basis is 2.5%.
Service revenue improved 7.3% and 6.2% over the comparable quarter and nine-month period last year to $165.6 million and $486.1 million, respectively. The increases were primarily driven by rate increases and customer growth. Service operating income before amortization increased 22.0% and 20.7% for each of the comparable three and nine-month periods, respectively, to $59.8 million and $162.1 million. Reduced marketing and distribution related expenses, lower bad debt, and the recovery of provisions in the second and third quarters of 2006 related to certain contractual matters all contributed to this growth.

Shaw Communications Inc.
Service revenue increased 2.2% over the second quarter of this year primarily due to the rate increase implemented in February, reduced promotional programming credits in the third quarter and customer growth. Service operating income before amortization increased 9.6% over this same quarter primarily due to increased revenues and reduced costs for marketing activities, sales and distribution, and bad debt.
Quarterly success based capital expenditures of $15.9 million decreased $1.1 million over the comparable period last year. The decrease was mainly due to reduced activations of new customers in the quarter. The current year-to-date amount of $65.5 million increased $6.1 million over the comparable period primarily due to increased shipment volumes to retailers and dealers as well as higher sales of second receivers. Spending in the Transponders and other category was up $3.2 million and $2.5 million, respectively, over the comparable three and nine month periods. The increase was due to the purchase of a license for the Satellite Services business.
This year, Star Choice has launched a number of new video channels, including two French-language channels, PRISE 2 and Cinépop, launched in the quarter. Other popular channels launched in the year include Turner Classic Movies, The Fight Network and Drive-In Classics. Star Choice delivers one of Canada’s largest channel selections with more than 420 all digital quality channels.
CUSTOMER STATISTICS

			May 31, 2006
			Three months ended		Nine months ended
	May 31, 2006	August 31, 2005	Growth	%	Growth	%
Star Choice customers (1)	865,987	844,662	4,283	0.5	21,325	2.5

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended May 31,		Nine months ended May 31,
Churn(2)	2006	2005	2006	2005

Star Choice customers	2.4%	2.7%	8.5%	11.1%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,126	—	9,409	9,865	(4.6)
Deferred equipment revenue	20,662	17,560	17.7	58,542	53,369	9.7
Deferred equipment cost	(50,706)	(50,265)	0.9	(150,609)	(160,607)	(6.2)
Deferred charges	(1,503)	(1,562)	(3.8)	(4,086)	(5,037)	(18.9)
Property, plant and equipment	(90,986)	(100,969)	(9.9)	(288,848)	(307,217)	(6.0)

Shaw Communications Inc.
The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of deferred equipment costs decreased over the nine month period last year due to decreases in the cost of DTH equipment and continued strengthening of the Canadian dollar relative to the US dollar. Amortization of property, plant and equipment decreased over the comparative periods as the impact of assets becoming fully depreciated exceeded amortization on new capital purchases.
Interest

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Interest	63,756	64,370	(1.0)	191,582	199,987	(4.2)

Interest expense decreased over the comparative nine month period last year mainly as a result of lower average costs of borrowing.
Investment activity
In the third quarter, the Company realized a pre-tax gain of $45.3 million on the sale of of its investment in Canadian Hydro Developers, Inc. and disposed of a privately-held technology company resulting in a gain of $0.1 million. During the second quarter, the Company wrote-down an investment in a privately-held technology company resulting in a $0.4 million loss. In the first quarter, the Company sold its remaining 277,281 shares of Q9 Networks resulting in a pre-tax gain of $1.7 million.
In the second and third quarters of 2005, Shaw realized a gain of $1.1 million on the sale of certain investments and wrote-down an investment in a privately-held technology company resulting in a $1.9 million loss.
Foreign exchange gain (loss) on unhedged and hedged long-term debt

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Foreign exchange gain (loss) on unhedged long-term debt	1,008	(5,043)	120.0	5,360	25,073	(78.6)

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at May 31, 2006 was comprised of US $28.6 million of bank loans. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter to hedge the redemption of the issue. The comparative periods also include gains (losses) on the previously outstanding US $142.5 million COPrS and Zero Coupon Loan. Subsequent to the end of the quarter, the Company amended its existing credit facility which included repayment of the US dollar denominated bank loans. Accordingly, the Company does not anticipate recording any further foreign exchange gains and losses on unhedged foreign currency denominated long-term debt.

Shaw Communications Inc.
Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $412.4 million (August 31, 2005 — $329.8 million) which represents the corresponding hedged amounts included in deferred credits.
Fair value adjustments on a foreign currency forward contracts
The Company had a forward purchase contract which provided US funds required for the quarterly interest payments on the US denominated COPrS. This forward purchase contract was not designated as a hedge. Accordingly, the carrying value of this financial instrument was adjusted to reflect the current market value, which resulted in a pre-tax loss of $0.4 million (2005 — $18.8 million). In the second quarter, in line with the redemption of the US $172.5 million COPrS, the Company paid $15.8 million to unwind and cancel the contract. The comparative quarter also includes a gain of $4.3 million in respect of a US forward contract entered into to fund the principal repayment of the US $142.5 million COPrS in February 2005. The forward contract was not treated as a hedge for accounting purposes and as a result was required to be fair valued.
Debt retirement costs
The debt retirement costs arise on the write-off of deferred financing charges associated with the redemption of the US $172.5 million COPrS in the current year and the US $142.5 million COPrS in the prior year.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $0.2 million (2005 – loss of $0.6 million) for the quarter and $1.4 million (2005 — $1.0 million) for the nine month period.
Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)
The Partnership was formed to build Shaw Tower (a mixed-use structure, with office/retail space and living/working space) in Vancouver. The Company records revenue and expenses in respect of the commercial activities of the building which have a nominal impact on net income. Residential construction of Shaw Tower was completed in the second quarter of fiscal 2006 and the Company has recorded year-to-date gains on the sale of residential units of $1.7 million

Shaw Communications Inc.
(2005 — $0.5 million). These amounts are included in “Other Gains” on the Consolidated Statements of Income and Deficit.
Income Taxes
Income taxes decreased over the comparative periods due to future income tax recoveries of $31.4 million and $23.4 million related to reductions in corporate income tax rates in the first and third quarters of 2006, respectively. This was partially offset by increased taxes on higher pre-tax income.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2005.
FINANCIAL POSITION
Total assets at May 31, 2006 were $7.5 billion compared to $7.4 billion at August 31, 2005. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2005.
Current assets increased by $26.5 million due to increases in cash of $7.9 million, accounts receivable of $12.7 million and inventories of $4.6 million. Accounts receivable increased primarily due to customer growth and rate increases. Inventories were up mainly due to timing of purchases in order to ensure sufficient supply for increased activity.
Investments and other assets decreased by $23.6 million primarily due to the sale of the shares of Canadian Hydro Developers, Inc.
Property, plant and equipment increased by $17.8 million as current year capital expenditures exceeded amortization for the year.
Deferred charges increased by $12.8 million due to an increase in deferred equipment costs of $8.2 million and $19.2 million in financing costs (including deferred discounts totaling $8.5 million) incurred on the issuance of the $450 million and $300 million senior unsecured notes in the first quarter and third quarters respectively, partially offset by the write-off of $8.1 million of deferred financing costs upon redemption of the US $172.5 million 8.5% COPrS in December.
Current liabilities (excluding current portion of long-term debt) decreased by $15.3 million due to a decrease in accounts payable of $22.4 million and an increase in unearned revenue of $7.0 million. Accounts payable decreased primarily due to the timing of interest payments while unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased by $187.3 million as a result of a net decrease in bank line borrowings and Partnership debt of $647.4 million, repayment of the US $172.5 million 8.5% COPrS for $201.9 million, a decrease of $88.0 million relating to the translation of US denominated debt, partially offset by the issuance of $450 million and $300 million senior unsecured notes.

Shaw Communications Inc.
Other long-term liabilities decreased by $6.2 million due to payment of $15.8 million to unwind and cancel the foreign currency forward contract in respect of the entitlement payments on the US $172.5 million COPrS. This was partially offset by an increase in the pension liability.
Deferred credits increased by $92.3 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $82.6 million and an increase of $17.1 million in deferred equipment revenue, both of which were partially offset by amortization of prepaid IRU rental of $9.4 million. Future income taxes increased by $33.5 million due to the future income tax expense recorded in the current year, which was partially offset by corporate rate reductions of $54.8 million.
Share capital decreased by $22.4 million, of which $22.9 million was due to the repurchase of 2,360,000 Class B Non-Voting Shares for cancellation for $58.0 million in the first quarter. The balance of the cost of the shares repurchased of $35.1 million was charged to the deficit. During the first three quarters, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares. As of June 21, 2006, share capital is as reported at May 31, 2006 with the exception of the Class B Non-Voting Shares which were 205,888,272 due to the repurchase of 454,900 Class B Non-Voting shares for cancellation at an average price of $30.55.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $210.6 million of consolidated free cash flow. Shaw used its free cash flow along with proceeds on the sale of various assets of $73.8 million, cash distributions from the Partnership of $8.2 million, and other net cash items of $1.7 million to repay $99.0 million in debt, purchase $58.0 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $74.1 million, fund operating working capital of $28.1 million, pay $19.3 million in financing costs and pay $15.8 million to terminate a foreign currency forward contract.
On May 9, 2006, Shaw issued $300 million of senior unsecured notes at a rate of 6.15% due May 9, 2016. Net proceeds (after issue and underwriting expenses) of $289 million were used for repayment of unsecured bank loans. The notes were issued at a discount of $5.8 million. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.
On November 16, 2005, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. Net proceeds (after issue and underwriting expenses) of $441.5 million were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes. The notes were issued at a discount of $2.7 million.
Pursuant to an amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation in the first quarter for $58.0 million. Subsequent to the end of the third quarter the Company repurchased an additional 454,900 Class B Non-Voting Shares for cancellation for $13.9 million. Repurchases, on a year-to date basis, of 2,814,900 Class B Non-Voting Shares represent approximately 1.3% of the Class B Non-Voting Shares outstanding at August 31, 2005.

Shaw Communications Inc.
Subsequent to the end of the quarter, the Company amended its existing credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving term facilities, due in fiscal 2007, were repaid early. Covenants and other material terms remain largely unchanged.
At May 31, 2006, Shaw had access to $919.8 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended May 31			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2006	2005	%	2006	2005	%

Funds flow from operations	221,099	190,144	16.3	626,580	537,017	16.7
Net decrease (increase) in non-cash working capital balances related to operations	(22,536)	(10,794)	108.8	(33,738)	(25,681)	31.4

	198,563	179,350	10.7	592,842	511,336	15.9

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative quarter is mainly due to timing of payment of accounts payable and accrued liabilities. In the nine-month period, the change is mainly due to increases in accounts receivable and unearned revenue as a result of subscriber growth and rate increases.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($000’s Cdn)	2006	2005	Increase	2006	2005	Increase

Cash flow used in investing activities	(48,488)	(91,534)	43,046	(340,925)	(353,140)	12,215

The cash used in investing activities was $43.0 million and $12.2 million lower in the current quarter and nine month period, respectively, mainly due to the higher proceeds on sale of investments and other assets, which was partially offset by increased expenditures on capital and deferred financing costs.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(In $ millions Cdn)	2006	2005	2006	2005

Bank loans and bank indebtedness – net borrowings (repayments)	(411.2)	346.1	(647.0)	504.4
Proceeds on $300 million senior unsecured notes	300.0	—	300.0	—
Proceeds on $450 million senior unsecured notes	—	—	450.0	—
Dividends	(29.4)	(16.0)	(74.1)	(48.3)
Purchase of Class B Non-Voting Shares for cancellation	—	(135.4)	(58.0)	(159.4)
Increase (decrease) in Partnership debt	(0.1)	3.3	(0.3)	15.6
Repayment of $275 million Senior Notes	—	(275.0)	—	(275.0)
Proceeds on bond forward	—	—	2.5	—
Issue of Class B Non-Voting Shares	0.3	—	0.4	—
Proceeds on prepayment of IRU	—	—	0.2	—
Cost to terminate foreign currency forward contract	—	—	(15.8)	(12.2)
Redemption of COPrS	—	—	(201.9)	(172.4)

	(140.4)	(77.0)	(244.0)	(147.3)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating		Basic and diluted	Funds flow
		income before		earnings per	from
( $000’s Cdn except per share amounts)	Service revenue	amortization(1)	Net income	share	operations(2)

2006
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557
First	537,050	234,024	44,705	0.19	170,316

2004 (restated)
Fourth	531,821	239,212	32,555	0.14	176,029

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt, fair value adjustments on foreign currency forward contracts and the impact of corporate income tax rate reductions. The exception to the consecutive quarter-over-

Shaw Communications Inc.
quarter increases in net income is in the second quarters of both 2005 and 2006. Earnings declined by $39.0 million in the second quarter of 2005. In the first quarter of 2005, the Company recorded a net gain of $27.7 million in respect of the foreign exchange impact on unhedged long-term debt and fair value changes on a foreign currency forward contract while in the second quarter of 2005, the Company recorded a net loss of $13.6 million in respect of those same items. Net income declined by $29.9 million in the second quarter of 2006 due to the $31.4 million income tax recovery recorded in the first quarter in respect of corporate rate reductions. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2005 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that the Company was required to adopt in 2006 as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that the Company was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by the Company and the effect on the financial statements as a result of adopting the new policy.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s COPrS and the Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at May 31, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three and nine months ended May 31, 2006 and 2005 is as follows:

Shaw Communications Inc.

Increase (decrease)	May 31, 2006	August 31, 2005

($000’s Cdn)
Consolidated balance sheets:
Deferred charges	4,935	13,247
Long-term debt	250,000	454,775
Future income taxes	1,665	14,033
Equity instruments	(245,669)	(498,194)
Deficit	1,061	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(14,252)	(31,318)
Decrease in gain on redemption of COPrS	43,282	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	14,664	7,364

	1,061	(42,633)

	Three months ended May 31,		Nine months ended May 31,
($000’s Cdn except per share amounts)	2006	2005	2006	2005

Consolidated statements of income:
Increase in amortization	(34)	(51)	(189)	(207)
Increase in interest	(5,463)	(10,714)	(21,513)	(38,149)
Increase in debt retirement costs	—	—	(8,123)	(6,311)
Increase in foreign exchange gain (loss) on unhedged long-term debt	—	(4,238)	2,881	21,736
Decrease in fair value loss on foreign currency forward contract	—	—	2,415	—
Decrease in income tax expense	1,992	4,573	9,865	11,990

Decrease in net income	(3,505)	(10,430)	(14,664)	(10,941)

Decrease in earnings per share (in $):	—	(0.02)	—	—

	Three months ended May 31,		Nine months ended May 31,
Increase (decrease)	2006	2005	2006	2005

($000s Cdn)
Statement of cash flows:
Operating activities	(5,182)	(8,229)	(18,132)	(28,209)
Financing activities	5,182	8,229	18,132	28,209

      Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	May 31, 2006	August 31, 2005

		(Restated - note 1)
ASSETS
Current
Cash	9,625	1,713
Accounts receivable	127,394	114,664
Inventories	49,870	45,224
Prepaids and other	20,280	19,116

	207,169	180,717
Investments and other assets	12,665	36,229
Property, plant and equipment	2,207,075	2,189,235
Deferred charges	264,052	251,246
Intangibles
Broadcast licenses	4,684,647	4,684,647
Goodwill	88,111	88,111

	7,463,719	7,430,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	385,597	408,033
Income taxes payable	6,335	6,263
Unearned revenue	105,440	98,420
Current portion of long-term debt [note 3]	99,908	51,380

	597,280	564,096
Long-term debt [note 3]	2,912,384	3,148,162
Other long-term liabilities [note 9]	34,571	40,806
Deferred credits	1,102,995	1,010,723
Future income taxes	1,102,359	1,068,849

	5,749,589	5,832,636

Shareholders’ equity
Share capital [note 4]	2,001,785	2,024,173
Contributed surplus	3,877	1,866
Deficit	(291,861)	(428,855)
Cumulative translation adjustment	329	365

	1,714,130	1,597,549

	7,463,719	7,430,185

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars except per share amounts]	2006	2005	2006	2005

		(Restated – note1)		(Restated-note 1)
Service revenue [note 2]	626,654	559,883	1,827,396	1,646,852
Operating, general and administrative expenses	347,110	306,984	1,024,606	915,618

Service operating income before amortization [note 2]	279,544	252,899	802,790	731,234
Amortization:
Deferred IRU revenue	3,136	3,126	9,409	9,865
Deferred equipment revenue	20,662	17,560	58,542	53,369
Deferred equipment cost	(50,706)	(50,265)	(150,609)	(160,607)
Deferred charges	(1,503)	(1,562)	(4,086)	(5,037)
Property, plant and equipment	(90,986)	(100,969)	(288,848)	(307,217)

Operating income	160,147	120,789	427,198	321,607
Interest on long-term debt [note 2]	(63,756)	(64,370)	(191,582)	(199,987)

	96,391	56,419	235,616	121,620
Gain on sale of investments	45,445	159	47,135	1,138
Write-down of investments	—	—	(374)	(1,937)
Foreign exchange gain (loss) on unhedged long-term debt	1,008	(5,043)	5,360	25,073
Fair value gain (loss) on foreign currency forward contracts	—	1,518	(360)	(14,531)
Debt retirement costs	—	—	(8,123)	(6,311)
Other gains	1,322	2,227	5,644	5,062

Income before income taxes	144,166	55,280	284,898	130,114
Income tax expense	17,711	22,305	36,824	46,435

Income before the following	126,455	32,975	248,074	83,679
Equity loss on investees	(45)	(139)	(193)	(417)

Net income	126,410	32,836	247,881	83,262
Deficit, beginning of period, as previously reported	(388,906)	(371,442)	(471,488)	(369,194)
Adjustment for change in accounting policy [note 1]	—	40,794	42,633	36,403

Deficit, beginning of period, restated	(388,906)	(330,648)	(428,855)	(332,791)

	(262,496)	(297,812)	(180,974)	(249,529)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	—	(82,601)	(35,085)	(95,562)
Amortization of opening fair value loss on a foreign currency forward contract	—	(93)	(1,705)	(3,102)
Dividends -
Class A and Class B Non-Voting Shares	(29,365)	(16,007)	(74,097)	(48,320)

Deficit, end of period	(291,861)	(396,513)	(291,861)	(396,513)

Earnings per share [note 5]
Basic and diluted	0.58	0.14	1.14	0.36

[thousands of shares]
Weighted average participating shares outstanding during period	217,625	228,680	218,093	230,214
Participating shares outstanding, end of period	217,635	224,880	217,635	224,880

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2006	2005	2006	2005
		(Restated - note 1)		(Restated - note 1)
OPERATING ACTIVITIES [note 6]
Funds flow from operations	221,099	190,144	626,580	537,017
Net increase in non-cash working capital balances related to operations	(22,536)	(10,794)	(33,738)	(25,681)

	198,563	179,350	592,842	511,336

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(97,307)	(78,648)	(312,161)	(263,062)
Additions to equipment costs (net) [note 2]	(21,011)	(22,494)	(86,388)	(87,780)
Net reduction (addition) to inventories	12,425	2,777	(4,646)	(8,927)
Proceeds on sale of investments and other assets	70,777	6,836	84,439	12,213
Cost to terminate IRU	—	—	—	(283)
Acquisition of investments	(2,904)	—	(2,904)	(5,265)
Additions to deferred charges	(10,468)	(5)	(19,265)	(36)

	(48,488)	(91,534)	(340,925)	(353,140)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(29,677)	(3,433)	—	(4,317)
Increase in long-term debt	375,000	408,447	1,025,000	665,566
Long-term debt repayments	(456,696)	(330,475)	(1,124,286)	(588,617)
Cost to terminate foreign currency forward contract	—	—	(15,774)	(12,200)
Issue of Class B Non-Voting Shares, net of after-tax expenses	300	—	416	—
Proceeds on bond forward	—	—	2,486	—
Proceeds on prepayment of IRU	—	—	228	—
Purchase of Class B Non-Voting Shares for cancellation	—	(135,458)	(57,954)	(159,414)
Dividends paid on Class A and Class B Non-Voting Shares	(29,365)	(16,007)	(74,097)	(48,320)

	(140,438)	(76,926)	(243,981)	(147,302)

Effect of currency translation on cash balances and cash flows	(12)	3	(24)	(1)

Increase in cash	9,625	10,893	7,912	10,893
Cash, beginning of the period	—	—	1,713	—

Cash, end of the period	9,625	10,893	9,625	10,893

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2005.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent Canadian accounting pronouncements
Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at May 31, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three and nine months ended May 31, 2006 and 2005 is as follows:

	May 31, 2006	August 31, 2005
Increase (decrease)	$	$

Consolidated balance sheets:
Deferred charges	4,935	13,247
Long-term debt	250,000	454,775
Future income taxes	1,665	14,033
Equity instruments	(245,669)	(498,194)
Deficit	1,061	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(14,252)	(31,318)
Decrease in gain on redemption of COPrS	43,282	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	14,664	7,364

	1,061	(42,633)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Consolidated statements of income:
Increase in amortization	(34)	(51)	(189)	(207)
Increase in interest	(5,463)	(10,714)	(21,513)	(38,149)
Increase in debt retirement costs	—	—	(8,123)	(6,311)
Increase in foreign exchange gain (loss) on unhedged long-term debt	—	(4,238)	2,881	21,736
Decrease in fair value loss on foreign currency forward contract	—	—	2,415	—
Decrease in income tax expense	1,992	4,573	9,865	11,990

Decrease in net income	(3,505)	(10,430)	(14,664)	(10,941)

Decrease in earnings per share:	—	(0.02)	—	—

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
Increase (decrease)	$	$	$	$

Statement of cash flows:
Operating activities	(5,182)	(8,229)	(18,132)	(28,209)
Financing activities	5,182	8,229	18,132	28,209

Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Service revenue
Cable	461,847	406,325	1,343,565	1,191,286
DTH	146,575	135,086	428,042	401,263
Satellite Services	21,466	22,702	64,565	66,947

Inter segment —	629,888	564,113	1,836,172	1,659,496
Cable	(772)	(706)	(2,234)	(2,062)
DTH	(1,577)	(1,164)	(3,887)	(3,502)
Satellite Services	(885)	(2,360)	(2,655)	(7,080)

	626,654	559,883	1,827,396	1,646,852

Service operating income before amortization
Cable	219,766	203,903	640,664	596,873
DTH	48,838	38,328	129,063	103,229
Satellite Services	10,940	10,668	33,063	31,132

	279,544	252,899	802,790	731,234

Interest on long-term debt (1)
Cable	52,689	53,540	158,803	167,857
DTH and Satellite Services	10,706	10,408	31,692	31,336
Burrard Landing Lot 2 Holdings Partnership	361	422	1,087	794

	63,756	64,370	191,582	199,987

Cash taxes (1)
Cable	1,035	1,818	3,118	5,041
DTH and Satellite Services	35	77	166	248

	1,070	1,895	3,284	5,289

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Capital expenditures accrual basis
Cable	80,725	67,362	278,656	210,023
Corporate	13,756	8,149	22,839	24,861

Sub-total Cable including corporate	94,481	75,511	301,495	234,884
Satellite (net of equipment profit)	3,052	(226)	10,535	8,511

	97,533	75,285	312,030	243,395

Equipment costs (net of revenue received)
Cable	4,311	4,639	18,544	26,485
Satellite	16,700	17,855	67,844	61,295

	21,011	22,494	86,388	87,780

Capital expenditures and equipment costs (net)
Cable	98,792	80,150	320,039	261,369
Satellite	19,752	17,629	78,379	69,806

	118,544	97,779	398,418	331,175

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	97,307	78,648	312,161	263,062
Additions to equipment costs (net)	21,011	22,494	86,388	87,780

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	118,318	101,142	398,549	350,842
Increase (decrease) in working capital related to capital expenditures	1,127	746	4,265	(3,425)
Less: Partnership capital expenditures (1)	—	(3,063)	(1,803)	(12,717)
Less: IRU prepayments (2)	(45)	(146)	(206)	(944)
Less: Satellite equipment profit (3)	(856)	(900)	(2,387)	(2,581)

Total capital expenditures and equipment costs (net) reported by segments	118,544	97,779	398,418	331,175

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2005 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,841,621	859,471	539,684	7,240,776

Corporate assets				222,943

Total assets				7,463,719

	August 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,788,468	877,397	534,278	7,200,143

Corporate assets				230,042

Total assets				7,430,185

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
3. LONG-TERM DEBT

		May 31, 2006			August 31, 2005
		Translated
	Effective	at period			Translated
	interest	end	Adjustment	Translated	at year	Adjustment
	rates	exchange	for hedged	at hedged	end	for hedged	Translated
	%	rate	debt (1)	rate	exchange rate	debt (1)	at hedged rate
		$	$	$	$	$	$
Corporate
Bank loans (2)	Fixed and variable	149,466		149,466	799,023	—	799,023
Senior notes—
Due November 16, 2012 (3)	6.11	450,000	—	450,000	—	—	—
Due May 9, 2016 (4)	6.34	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	484,660	157,960	642,620	522,324	120,296	642,620
US $225,000 due April 6, 2011	7.68	247,838	108,000	355,838	267,098	88,740	355,838
US $300,000 due December 15, 2011	7.61	330,450	146,400	476,850	356,130	120,720	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS —
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000
US $172,500 due September 30, 2097 (5)	8.50	—	—	—	204,775	—	204,775
Due September 28, 2049	8.875	150,000	—	150,000	150,000	—	150,000

		2,859,174	412,360	3,271,534	3,046,110	329,756	3,375,866

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	23,118	—	23,118	23,432	—	23,432

		153,118	—	153,118	153,432	—	153,432

Total consolidated debt		3,012,292	412,360	3,424,652	3,199,542	329,756	3,529,298
Less current portion (6)		99,908	—	99,908	51,380	—	51,380

		2,912,384	412,360	3,324,744	3,148,162	329,756	3,477,918

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $412,360 (August 31, 2005 — $329,756) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at May 31, 2006:

		Bank loans (a)
					Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,069,466	910,000	99,466	1,009,466	60,000
Amount drawn (excluding letters of credit of $152)	149,466	50,000	99,466	149,466	—

	920,000	860,000	—	860,000	60,000

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

(b)	The $910,000 revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes (see note 10).

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007 (see note 10).

(3)	On November 16, 2005 the Company issued $450 million of senior notes at a rate of 6.10%. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	On May 9, 2006 the Company issued $300 million of senior notes at a rate of 6.15%. The effective interest rate on the notes is 6.34% due to the discount on issuance. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.

(5)	On December 16, 2005, the Company redeemed its US $172,500 8.50% COPrS at an exchange rate of $1.1704 Canadian or $201,894.

(6)	Current portion of long-term debt includes the current portion of the term facilities and the amount due within one year on the Partnership’s mortgage bonds.
4. SHARE CAPITAL
Issued and outstanding

			May 31, 2006	August 31, 2005
Number of Securities			$	$
May 31, 2006	August 31, 2005
11,291,932	11,344,932	Class A Shares	2,475	2,487
206,343,172	208,634,005	Class B Non-Voting Shares	1,999,310	2,021,686

217,635,104	219,978,937		2,001,785	2,024,173

Purchase of shares for cancellation
During the nine months ended May 31, 2006, the Company purchased 2,360,000 Class B Non-Voting Shares for cancellation for $57,954 of which $22,869 reduced the stated capital of the Class B Non-Voting Shares and $35,085 increased the deficit.
Class A Share conversions
During the nine months ended May 31, 2006, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 19,135 Class B Non-Voting Shares have been issued under these plans. During the quarter, 1,667 options were exercised for $50.
The changes in options for the nine months ended May 31, 2006 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	8,452,250	32.59
Granted	2,572,750	32.62
Forfeited	(1,303,250)	32.64
Exercised	(1,667)	29.70

Outstanding at end of period	9,720,083	32.60

The following table summarizes information about the options outstanding at May 31, 2006:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	May 31, 2006	contractual life	exercise price	at May 31, 2006	exercise price

$17.37	10,000	7.40	17.37	5,000	17.37
$29.70 - $34.70	9,710,083	6.61	32.61	5,716,998	32.61

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Net income for the period	126,410	32,836	247,881	83,262
Pro forma net income for the period	125,942	31,393	246,478	78,933
Pro forma basic and diluted earnings per share	0.58	0.14	1.13	0.34

The weighted average estimated fair value at the date of the grant for common share options granted was $2.27 per option (2005 — $2.97 per option) and $1.58 per option (2005 — $2.57 per option) for the quarter and year-to-date respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Dividend yield	1.82%	1.68%	1.91%	1.44%
Risk-free interest rate	4.15%	3.53%	3.85%	3.63%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	19.1%	39.1%	21.2%	39.4%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.
At May 31, 2006 there were 52,336 Cancom options outstanding with exercise prices between $7.75 and $23.52 and a weighted average price of $12.23. The weighted average remaining contractual life of the Cancom options is 1.4 years. At May 31, 2006, 52,336 Cancom options were exercisable into 47,102 Class B Non-Voting Shares of the Company at a weighted average price of $13.59 per Class B Non-Voting Share. During the second quarter, 5,000 options were exercised into 4,500 Class B Non-Voting Shares for $116.
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
A total of 6,800 warrants remain outstanding under the plan and all are vested at May 31, 2006. The weighted average remaining contractual life of the warrants at May 31, 2006 is 0.25 years. During the quarter, 10,000 warrants were exercised for $250.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
5. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Net income	126,410	32,836	247,881	83,262

Earnings per share – basic and diluted	0.58	0.14	1.14	0.36

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	217,625	228,680	218,093	230,214

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.
6. STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Net income	126,410	32,836	247,881	83,262
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,126)	(9,409)	(9,865)
Deferred equipment revenue	(20,662)	(17,560)	(58,542)	(53,369)
Deferred equipment cost	50,706	50,265	150,609	160,607
Deferred charges	1,503	1,562	4,086	5,037
Property, plant and equipment	90,986	100,969	288,848	307,217
Future income tax expense	16,641	20,410	33,540	41,146
Write-down of investments	—	—	374	1,937
Gain on sale on investments	(45,445)	(159)	(47,135)	(1,138)
Foreign exchange loss (gain) on unhedged long-term debt	(1,008)	5,043	(5,360)	(25,073)
Equity loss on investees	45	139	193	417
Fair value loss (gain) on foreign currency forward contracts	—	(1,518)	360	14,531
Debt retirement costs	—	—	8,123	6,311
Stock option expense	729	400	2,011	980
Defined benefit pension plan	3,154	2,098	9,460	6,139
Other	1,176	(1,215)	1,541	(1,122)

Funds flow from operations	221,099	190,144	626,580	537,017

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Accounts receivable	10,236	7,835	(12,844)	4,815
Prepaids and other	1,829	(1,767)	(1,164)	(1,234)
Accounts payable and accrued liabilities	(34,957)	(17,306)	(26,821)	(29,120)
Income taxes payable	78	1,303	71	1,607
Unearned revenue	278	(859)	7,020	(1,749)

	(22,536)	(10,794)	(33,738)	(25,681)

(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Interest	93,956	100,228	217,087	240,344
Income taxes	986	611	3,211	3,716

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
7. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended May 31,		Nine months ended May 31,
	2006	2005	2006	2005
	$	$	$	$

Net income using Canadian GAAP	126,410	32,836	247,881	83,262
Add (deduct) adjustments for:
Deferred charges (2)	9,868	11,479	8,109	23,381
Fair value loss on a foreign currency forward contract (7)	—	—	—	(7,700)
Foreign exchange gains (losses) on hedged long-term debt (8)	33,546	(20,941)	82,604	55,777
Reclassification of hedge gains (losses) from other comprehensive income (7)	(33,546)	20,941	(82,604)	(55,777)
Income tax effect of adjustments	(3,344)	(4,076)	(2,737)	(5,602)
Effect of future income tax rate reductions on differences	(673)	—	(1,458)	—

Net income using US GAAP	132,261	40,239	251,795	93,341

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(16)	7	(36)	(58)
Unrealized gains (losses) on available-for-sale securities, net of tax (6)
Unrealized holding gains (losses) arising during the period	(8,024)	(1,479)	—	12,595
Less: reclassification adjustment for gains included in net income	(28,674)	(70)	(30,045)	(567)

	(36,714)	(1,542)	(30,081)	11,970
Adjustment to fair value of derivatives (7)	(28,335)	19,028	(51,067)	(105,592)
Reclassification of derivative losses (gains) to income to offset foreign exchange gains/losses on hedged long-term debt (7)	28,070	(17,223)	68,666	45,877
Effect on future income tax rate reductions on differences	(693)	—	(1,729)	—

	(37,672)	263	(14,211)	(47,745)

Comprehensive income using US GAAP	94,589	40,502	237,584	45,596

Net income per share using US GAAP	0.61	0.18	1.15	0.41
Comprehensive income per share using US GAAP	0.43	0.18	1.09	0.20

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	May 31, 2006		August 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (6)	12,665	12,665	36,229	72,374
Deferred charges (2) (8) (9) (10)	264,052	160,867	251,246	137,590
Broadcast licenses (1) (4) (5)	4,684,647	4,659,413	4,684,647	4,659,413
Deferred credits (8) (9)	1,102,995	677,441	1,010,723	667,114
Other long-term liabilities (7) (10)	34,571	619,195	40,806	564,779
Future income taxes	1,102,359	1,041,892	1,068,849	1,004,206
Shareholders’ equity	1,714,130	1,487,108	1,597,549	1,379,083

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31, 2006	August 31, 2005
	$	$

Shareholders’ equity using Canadian GAAP	1,714,130	1,597,549
Amortization of intangible assets (1)	(126,400)	(124,179)
Deferred charges (2)	(12,613)	(17,521)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	15,583	15,309
Gain on exchange of cable television systems (5)	48,599	47,745
Derivative not accounted for as a hedge (7)	—	(1,805)
Foreign exchange gains on hedged long-term debt (8)	342,775	271,226
Reclassification of hedge losses from other comprehensive income (7)	(342,775)	(271,226)
Accumulated other comprehensive loss	(116,152)	(101,940)
Cumulative translation adjustment	(329)	(365)

Shareholders’ equity using US GAAP	1,487,108	1,379,083

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	May 31, 2006	August 31, 2005
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	329	365
Unrealized gains on investments (6)	—	29,729
Fair value of derivatives (7)	(98,773)	(114,794)
Minimum liability for pension plan (10)	(17,708)	(17,240)

	(116,152)	(101,940)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $75,770 as at August 31, 2005. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
8. PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension were $3,425 (2005 - $2,311), and $10,275 (2005 — $6,933) for the three and nine months ended May 31, 2006 respectively.
9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $34,571 (August 31, 2005 — $25,111) and a foreign currency forward contract liability of nil (August 31, 2005 — $15,695).
10. SUBSEQUENT EVENTS
(a)	On June 6, 2006 the Company amended its existing credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving term facilities, due in fiscal 2007, were repaid early. Covenants and other material terms remain largely unchanged.

(b)	On June 14, 2006, the Company repurchased 454,900 Class B Non-Voting Shares for cancellation for $13,898, of which $4,407 reduced stated capital and $9,491 increased the deficit.

(c)	On June 15, 2006 the Company announced its intention to redeem all of its outstanding Cdn. $150 million 8.875% COPrS. The redemption date is July 17, 2006.